UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

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SPECIALIZED DISCLOSURE REPORT

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INSEEGO CORP.

(Exact Name of Registrant as Specified in its Charter)

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Delaware	000-31659	81-3377646
(State or other jurisdiction	(Commission file number)	(I.R.S. Employer
of incorporation)		identification number)

9710 Scranton Road, Suite 200

San Diego, California 92121

(Address of principal executive offices) (Zip Code)

(858) 812-3400

(Registrant’s telephone number, including area code)

Kurt E. Scheuerman	(858) 812-3400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x       Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

SECTION 1 — Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report.

To comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Inseego Corp. (“Inseego”) evaluated its current product lines and determined that certain of its products contain tin, tungsten, tantalum and/or gold (3TG). The survey of our suppliers determined that our supply chain is DRC Conflict Undeterminable (as defined in the Rule) and as a result we have filed a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of Inseego’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at: https://www.inseego.com/corporate-citizenship/.

Item 1.02.	Exhibit.

Inseego has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

SECTION 2 — Exhibits

Item 2.01.	Exhibits.

The following exhibit is filed as part of this report.

Exhibit 1.01	Conflict Minerals Report.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INSEEGO CORP.

By:	/s/ Kurt E. Scheuerman
Kurt E. Scheuerman
Chief Administrative Officer & General Counsel

Date: May 31, 2023

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